HAWAIIAN HOLDINGS, INC.

September 25, 2006

VIA EDGAR AND FAX TRANSMISSION (202-722-9202)

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Mail Stop 3561
Washington, D.C.  20549

Re:        Hawaiian Holdings, Inc.
Form 10-K for the year ended December 31, 2005
Filed March 23, 2006
File No. 001-31443

and

Form 10-Q for the quarter ended March 31, 2006
Filed May 9, 2006
File No. 001-31443

Dear Ms. Cvrkel:

Hawaiian Holdings, Inc. (the “Company”) today is electronically filing with the Securities and Exchange Commission this response to your letter dated August 14, 2006 and follow-up telephone call from Ms. Heather Tress on August 15, 2006, with respect to your review of certain items in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.  This letter will respond to each of your comments in the order presented in your letter.  The Staff’s comments from the August 14, 2006 letter and follow-up telephone call are reproduced below in bold-faced text followed by the Company’s respective responses.  A courtesy copy of the filing has been forwarded to Ms. Tress via facsimile transmission at the number listed above.  References herein to Hawaiian refer to Hawaiian Airlines, Inc., a wholly owned subsidiary of the Company.

Annual Report on Form 10-K for the year ended December 31, 2005

Critical Accounting Policies, page 44

Frequent Flyer Accounting, page 49

1.              We note your response to our prior comment 2. Your response indicates that the revenue generated from the sale of mileage credits is recognized on a straight-line basis over the historical usage period.  Please further clarify your definition of the usage period, as it appears as though the study conducted to obtain the average is based on the earning of frequent flyer miles through flights rather than those miles that are purchased.  Define further if the usage period ranges from the point of sale until expiration of the miles or only until the average date such credits are typically used.  Include in your response the gross amount of sales from these mileage credits (separate from the revenue recognized) in each of the past three years.  We may have further comments after reviewing your response.

Mileage credits earned by frequent flyer members, either though flights or through participation in third party affinity programs, are commingled and are therefore fungible once credited to a member’s account.  In performing our study, we only include member accounts in which miles have been earned through participation in a third party affinity program. Although these accounts frequently include mileage credits earned through flights as well, we do not believe this fact has a material impact on the determination of the utilization pattern for the mileage credits that are sold. The historical usage period is determined, on a periodic basis, by calculating the average time between when a mileage credit is earned and when the member takes a flight resulting from the redemption of the mileage credit.

The gross amount of revenue deferred by Hawaiian upon the sale of mileage credits sales was $37.2 million, $28.7 million, and $20.8 million for the years ended December 31, 2005, 2004, and 2003, respectively.

Financial Statements

Hawaiian Holdings, Inc.

Note 3.  Summary of Significant Accounting Policies, page F-8

2.              We note your response to our prior comment number 6.  In regards to maintenance reserves, it appears you believe these lease payments should not be accounted for under SFAS 13 because you believe they are executory costs which are excluded from the determination of minimum lease payments under SFAS 13.  The determination of minimum lease payments in paragraph 5j of SFAS 13, however, is used in evaluating the criteria for classifying leases as operating or capital leases and in specified disclosures in lease footnotes.  It does not serve to scope our other lease payments, such as executory costs and contingent rentals, from the recognition requirements of SFAS 13.  We believe all nonrefundable payments required under a lease agreement should be accounted for as such under SFAS 13 and other related lease accounting literature. Paragraph 5n of SFAS 13 (as amended by SFAS 29) states that lease payments that depend on a factor directly related to the future use of leased property, such as hours of use, are contingent rentals.  Nonrefundable maintenance reserves, which are often termed additional basic rent or supplemental rent in lease agreements, vary based on usage of the aircraft.  Therefore, it appears that they are, or are similar to, contingent rentals.  Paragraph 15 of SFAS 13 states that rentals on operating leases shall be charged to expense over the lease term as it becomes payable.  Therefore, we believe you should charge nonrefundable maintenance reserve payments to expense as they become payable.

Based on your response, we understand that you may be responsible for additional maintenance costs if reserves are inadequate.  In this regard, you state that you believe you should defer cost recognition unless all cost risk is transferred to a third party.  It appears you are referring to the notion of ensuring transactions are not entered into primarily to achieve a desired financial accounting result.  We cannot concur that the consideration of risk transfer is relevant, because reserve provisions are not included at the request of the lessee, but rather, are initiated and required by the lessor.  In this regard, it does not appear that you sought to include such provisions to achieve a desired financial accounting result.  Please tell us if this is not the case.

Finally, in your proposed critical accounting policy disclosure, you state that you plan to recognize any excess maintenance reserves retained by the lessor as additional rental expense upon termination of the lease.  To the extent such excess reserves were to exist, this accounting model would result in recognition of an unrealizable asset during the term of your leases.  We do not believe this model is appropriate or supported by GAAP.

We believe you should amend your Form 10-K and restate your financial statements to account for all nonrefundable maintenance reserve payments as expenses in the period in which hours or cycles are flown.

The Company acknowledges the Staff’s comment.  However, the Company continues to believe our accounting is appropriate.  As discussed telephonically with the Staff on September 25, 2006, we will separately provide an analysis of our accounting for discussion with the Staff.

Note 4.  Business Combinations, page F-14

(follow-up comment received telephonically on August 15, 2006)

3.              Please provide additional disclosure surrounding the investor bid process conducted by the bankruptcy trustee as part of Hawaiian’s plan of reorganization under Chapter 11 of the Bankruptcy Code.

The Company acknowledges the Staff’s comment and will provide expanded disclosure in future filings beginning with our Quarterly Report on Form 10-Q for the quarter ending September 30, 2006.

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Closing Comments

In response to the Staff’s request, Hawaiian Holdings, Inc. hereby acknowledges that:

1.               The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.               Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and

3.               The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions concerning this response letter, please contact me at 808-835-3030.

Very truly yours,

/s/ Peter R. Ingram
Chief Financial Officer Hawaiian Holdings, Inc.

cc:            Donald J. Carty, Audit Committee Chairman
Charles I. Weissman, Dechert LLP
Darrell L. McKown, Ernst & Young LLP